INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

June 19, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)
File No. 333-122901 and 811-21719
on behalf of Euro Pacific Funds

Pursuant to discussion with Ms. Anu Dubey of the staff of the Securities and Exchange Commission on June 18, 2013, this correspondence contains the Registrant’s Post-Effective Amendment No. 359 filed on May 17, 2013 with the EDGAR “R-Tagging” to show changes made to add a new share class.   Post-Effective Amendment No. 359 was filed under Rule 485(a) (1) to create an additional class of shares titled “Class I Shares” to the EuroPac International Value Fund, EuroPac International Bond Fund, EuroPac Hard Asset Fund, EP Asia Small Companies Fund and EP Latin America Fund.

Please direct your comments to the undersigned at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili

Joy Ausili
Investment Managers Series Trust
Assistant Treasurer